

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Stewart Wallach
Chief Executive Officer
Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33440

> **Re: Capstone Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q for Quarterly Period Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 000-28831**

Dear Mr. Wallach:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 30

1.   Please provide a clear statement of *management's* responsibility for establishing and maintaining adequate *internal control over financial reporting*, as required by Item 308(a)(1) of Regulation S-K.

2.   Explain for us why you believe that *CCH, Inc.'s 2007 SOX for Small Publicly Held Companies* provides a suitable, recognized control *framework* (for evaluating Internal

Control over Financial Reporting) that is established by a body or group that has followed due process in accordance with the guidance of Section 240.13a-15(c). Tell us also why you believe that CCH's 2007 SOX guide provides an appropriately timely framework in light of that guide's subsequent update.

3.   Similarly, please clearly disclose *management's* assessment of the effectiveness of your *internal control over financial reporting*, as required by Item 308(a)(3) of Regulation S-K.

4.   Please disclose any material change in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Management's Evaluation of Disclosure Controls and Procedures, page 30

5.   Clearly disclose the conclusions of your *principal executive* and principal financial officers regarding the effectiveness of disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Exhibits

6.   Please ensure that you file all material contracts with your next Form 10-K. For example, it appears that the following may be material contracts:
   - the financing agreement with Sterling Capital Funding (now called Sterling National Bank);
   - the trademark license for the *Hoover* brand;
   - the license for the Capstone Power Control proprietary technology;
   - the license from Duracell;
   - the consulting agreement with Mr. George Wolf; and
   - the investment banking agreement with Wilmington Capital Securities, LLC.

Form 10-Q for Quarterly Period Ended September 30, 2017

Revenue Recognition
Note 1 - Organization and Summary of Significant Accounting Policies
Accrued Liabilities, page 7

7.   We note that your Accrued Liabilities line-items include material estimated amounts of credits to be issued *in future years* based on potential returns and various allowances. We note that "these estimates could change significantly in the near term". We also note that your historical reported revenues have been materially impacted by rebates, discounts, sales returns, defective product returns, other returns and various allowances. In this regard please give us an analysis of the impact of such rebates, discounts, returns, and allowances on your revenues for each reporting period in each of your current Forms 10-K and 10-Q. Tell us the following:

- Describe your various rebate, discount, return, and allowance programs and how each is accounted for,
- Why you report such amounts within your accrued liabilities line-items,
- Why and how such estimates are subject to significant change in the near term,
- Explain your consideration of whether such rebates, discounts, returns, and allowances are subject to reliable estimation, and
- Your consideration of how such estimates effect your recognition of revenues.

Financial Statements
Note 3 - Note Receivable, page 11

8.   It appears as though the option to purchase shares of your own common stock, that you acquired from Involve L.L.C. on June 27, 2016, may have been *in-the-money* at the time. Explain for us how you accounted for, and how you determined the values of the considerations exchanged in that June 27, 2016 transaction.

9.   Similarly, explain to us how you accounted for the exercise of your option to repurchase 1,666,667 of your common shares from Involve L.L.C. and why you "use(d) the profit to write-off the AC Kinetics note" receivable. We note from your third quarter 2017 earnings call transcript that you are currently earning accrued interest on the $1.5 million note receivable from AC Kinetics.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements, page 17

10.   As you note on page 17, the company is an issuer of penny stock. As such, you are not eligible to rely on the safe harbor provision of Section 21E of the Exchange Act. Therefore, please remove any references to the Private Securities Litigation Act of 1995 from your future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications